APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Plum Island Grille, Inc.

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Catering Income	
Food	4,806.00
Misc	5,768.91
Rental	280.00
Wine	117.00
Total Catering Income	**10,971.91**
Customer Deposit (deleted)	2,825.00
Sales	149,430.63
Beer Sales	71,674.04
Food Sales	549,866.01
Liquor Sales	208,022.64
Meals Tax	66,940.29
Merchadise Sales	15,274.50
Non- Alcoholic Drink Sales	21,055.55
Tips	167,367.88
Wine Sales	181,593.46
Total Sales	**1,431,225.00**
Total Income	**$1,445,021.91**
Cost of Goods Sold	
Cost of Goods Sold	
COGS - Beer	16,024.95
COGS - Coffee & Tea	68.00
COGS - Food	277,381.40
COGS - Liquor	57,349.04
COGS - Merchandise	97.60
COGS - Non Alcoholic Beverages	5,934.70
COGS - Rooms & Meals Tax	66,940.29
COGS - Tips Paid Out	167,367.88
COGS - Wine	68,455.95
Total Cost of Goods Sold	**659,619.81**
Total Cost of Goods Sold	**$659,619.81**
GROSS PROFIT	**$785,402.10**
Expenses	
Advertising	474.16
Ad Placements	45.00
Adv Misc	63.32
Total Advertising	**582.48**
Automobile Expense	
Gas	30.00
Total Automobile Expense	**30.00**
Bank Service Charges	280.30
Contract Labor	46,420.21

	TOTAL
Contributions	372.00
Credit Card Fees	28,838.53
Dues and Subscriptions	1,231.00
Equipment Rental	1,648.41
Glasses Expense	338.06
Insurance	
Flood	2,438.00
Health	2,032.55
Liability	15,520.39
Work Comp	4,257.20
Total Insurance	**24,248.14**
Interest Expense	9.35
Finance Charge	748.96
Loan Interest	3,250.00
Total Interest Expense	**4,008.31**
Internet Service	3,334.82
Licenses and Permits	11,285.00
Linen Expense	19,952.96
Maintenance	
Building Maintenance	5,569.39
Equipment Maintenance	3,002.48
Janitorial Exp	2,351.92
Lawn/Plant Upkeep	3,749.45
Plowing/De-Icing	100.00
Sewer	570.00
Trash Expense	3,374.16
Total Maintenance	**18,717.40**
Music and Entertainment	15,433.00
Parking Expense	38.00
Postage and Delivery	1,286.17
Professional Fees	
Accounting Jane	15,262.50
Accounting Jerry	4,080.00
Legal Fees	2,447.50
Total Professional Fees	**21,790.00**
Rent	86,960.00
Salaries	319,814.87
Security System	690.00
Supplies	
Cleaning Supplies	6,965.00
Dining Supplies	1,388.65
Hardware Supplies	2,385.79
Kitchen Supplies	1,437.17
Office Supplies	2,408.24
Restaurant Supplies	16,824.47
Total Supplies	**31,409.32**
Taxes	
Payroll	43,167.75
State	511.00

	TOTAL
SUI	16,150.09
Total Taxes	**59,828.84**
Telephone	
Cellular Phone	2,049.40
Restaurant Phone	151.00
Total Telephone	**2,200.40**
Travel & Ent	
Entertainment	670.00
Meals	400.00
Total Travel & Ent	**1,070.00**
Unapplied Cash Bill Payment Expense	1,040.00
Utilities	
Cable	1,170.13
Electric	21,589.63
Gas	12,651.29
Water & Sewer	5,288.08
Total Utilities	**40,699.13**
Website Expense	34.98
Total Expenses	**$743,582.33**
NET OPERATING INCOME	**$41,819.77**
Other Income	
Other Income	15,000.00
Total Other Income	**$15,000.00**
Other Expenses	
Amortization	674.63
Depreciation	22,024.50
Tips Out	0.00
Total Other Expenses	**$22,699.13**
NET OTHER INCOME	**$ -7,699.13**
NET INCOME	**$34,120.64**

Plum Island Grille, Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Back Office Bank	1,115.93
BOB 2	0.00
Checking·	728.20
NS Bank·	235.65
The Newburyport Bank	12,077.21
Uncashed pay checks	549.43
Total Bank Accounts	**$14,706.42**
Other Current Assets	
CPA adjust Cash	0.00
Customer Deposits	5,206.03
Due from Michael	0.00
Inventory	
Beverages	0.00
Beer	5,695.00
Coffee	100.00
Liquor	21,285.00
Non- Alcoholic	1,800.00
Wine	17,490.00
Total Beverages	**46,370.00**
Food	9,756.50
Merchandise	540.00
Total Inventory	**56,666.50**
Keg Deposits	12,515.98
Notes Receivable - Employees	0.00
Powow River Grille	0.00
Prepaid Insurance	0.00
Prepaid Interest	0.00
Prepaid Marketing Plan	83,976.00
Undeposited Funds	0.00
Total Other Current Assets	**$158,364.51**
Total Current Assets	**$173,070.93**
Fixed Assets	
Accum Dep - Equipment	-154,714.59
Accum Dep - Furn & Fixt	-15,170.20
Accum Dep - Leasehold Imp	-291,192.18
Book	0.00
Equipment	12,586.60
Computer	17,182.41
Fireplace System	13,152.68
Kitchen Equipment	75,911.32

	TOTAL
Misc Equipment	3,470.25
POS System	29,447.77
Sanyo Beer Dispensing Tap System	654.95
Water System	43,647.00
Total Equipment	**196,052.98**
Furniture & Fixtures	12,816.68
HVAC System	20,040.48
Leasehold Improvements	430,872.31
Leasehold Improvements-SBA Adjustment	-71,522.65
Total Fixed Assets	**$127,182.83**
Other Assets	
Amortizable assets	93,830.00
Accum Amortization	-8,995.07
Total Amortizable assets	**84,834.93**
Investment in book project	0.00
Investment-Millyard	482,181.37
Utility Deposits	4,660.00
Total Other Assets	**$571,676.30**
TOTAL ASSETS	**$871,930.06**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-300.70
Total Accounts Payable	**$ -300.70**
Credit Cards	
Capital One-	3,179.37
Total Credit Cards	**$3,179.37**
Other Current Liabilities	
Amex Loan	31,203.55
CPA A/P Adjustment	-1,000.00
Current Maturities	0.00
Event Deposits	0.00
Gift Certificates	0.00
Loan -	54,717.53
Post 09/01/03	164,284.59
Total Loan -	**219,002.12**
Loan Payable, MB	10,000.00
Meals Tax Payable	17,360.62
Millyard Realty LLC	0.00
Payroll Liabilities	137.72
Federal Withholding	316.80
FICA	0.00
Company	-211.68
Employee	-211.68
Total FICA	**-423.36**
FUTA	147.21
Medicare	0.00

	TOTAL
Company	678.33
Employee	678.33
Total Medicare	**1,356.66**
State Withholding	204.35
SUI	2,524.36
Total Payroll Liabilities	**4,263.74**
Rent Payable	0.00
Post 09/01/03	0.00
Total Rent Payable	**0.00**
Room Deposit	0.00
SBA Loan-Plum Island Grille	0.00
Water & Sewer Liability	0.00
Total Other Current Liabilities	**$280,830.03**
Total Current Liabilities	**$283,708.70**
Long-Term Liabilities	
Current Maturities of Long Term	0.00
N/P	2,500.00
N/P	5,000.00
N/P	34,121.39
N/P	821,077.39
Debt Forgiveness-	-200,000.00
Portfolio Recovery -	-43,372.03
Total N/P	**577,705.36**
N/P	0.00
Obligations Due Under Cap Lease	0.00
Total Long-Term Liabilities	**$619,326.75**
Total Liabilities	**$903,035.45**
Equity	
Opening Bal Equity	0.00
Retained Earnings	-160,844.02
Stock	
	175,000.00
	58,405.87
	58,405.87
Total Stock	**291,811.74**
Treasury Stock	-50,000.00
Treasury Stock	-146,193.75
Net Income	34,120.64
Total Equity	**$ -31,105.39**
TOTAL LIABILITIES AND EQUITY	**$871,930.06**

Plum Island Grille, Inc.

PROFIT AND LOSS
January - December 2017

	TOTAL
Income	
Catering Income	
Beer	3,124.00
Food	15,674.12
Misc	7,102.46
Rental	1,865.55
Wages	600.00
Total Catering Income	**28,366.13**
Customer Deposit (deleted)	500.00
Sales	600.00
Beer Sales	69,755.54
Food Sales	526,383.27
Liquor Sales	180,815.23
Meals Tax	64,588.46
Merchadise Sales	13,172.40
Non- Alcoholic Drink Sales	18,811.60
Tips	155,080.78
Wine Sales	174,239.02
Total Sales	**1,203,446.30**
Total Income	**$1,232,312.43**
Cost of Goods Sold	
Cost of Goods Sold	
COGS - Beer	18,345.85
COGS - Food	266,199.70
COGS - Liquor	53,622.10
COGS - Non Alcoholic Beverages	6,168.47
COGS - Rooms & Meals Tax	64,588.46
COGS - Tips Paid Out	155,080.78
COGS - Wine	56,984.20
Total Cost of Goods Sold	**620,989.56**
Total Cost of Goods Sold	**$620,989.56**
GROSS PROFIT	**$611,322.87**
Expenses	
Advertising	453.68
Ad Placements	45.00
Adv Misc	362.30
Total Advertising	**860.98**
Bank Service Charges	516.95
Chefs Clothes	157.00
Contract Labor	3,151.50
Contributions	265.00
Credit Card Fees	27,354.85
Depreciation Expense	19,500.34

	TOTAL
Dues and Subscriptions	1,561.65
Equipment Rental	3,447.74
Gift Expense	360.00
Glasses Expense	78.00
Insurance	
Flood	2,382.00
Health	1,271.13
Liability	15,243.08
Work Comp	4,191.60
Total Insurance	**23,087.81**
Interest Expense	2.35
Finance Charge	1,175.40
Loan Interest	1,900.00
Total Interest Expense	**3,077.75**
Internet Service	3,419.72
Licenses and Permits	7,143.13
Linen Expense	21,199.26
Maintenance	
Building Maintenance	11,191.03
Equipment Maintenance	4,240.78
Lawn/Plant Upkeep	6,115.66
Plowing/De-Icing	300.00
Trash Expense	3,507.32
Total Maintenance	**25,354.79**
Miscellaneous	0.00
Music and Entertainment	8,809.00
Postage and Delivery	1,137.07
Printing and Reproduction	19.14
Professional Fees	
Accounting Jane	15,997.50
Accounting Jerry	4,880.00
Consulting	395.00
Legal Fees	7,078.75
Total Professional Fees	**28,351.25**
Rent	69,040.00
Salaries	313,611.00
Security System	360.00
Supplies	225.00
Building Supplies	600.00
Cleaning Supplies	6,688.43
Dining Supplies	1,358.44
Hardware Supplies	1,789.57
Kitchen Supplies	3,753.78
Office Supplies	2,159.36
Restaurant Supplies	16,139.43
Total Supplies	**32,714.01**
Taxes	
Payroll	38,410.85
State	523.00

	TOTAL
SUI	1,784.38
Total Taxes	**40,718.23**
Telephone	36.00
Cellular Phone	2,499.70
Restaurant Phone	837.00
Total Telephone	**3,372.70**
Travel & Ent	
Meals	692.31
Travel	38.00
Total Travel & Ent	**730.31**
Utilities	
Cable	1,129.27
Electric	19,848.70
Gas	10,804.92
Water & Sewer	1,805.79
Total Utilities	**33,588.68**
Website Expense	179.00
Total Expenses	**$673,166.86**
NET OPERATING INCOME	**$ -61,843.99**
Other Expenses	
Amortization	674.63
Tips Out	0.00
Total Other Expenses	**$674.63**
NET OTHER INCOME	**$ -674.63**
NET INCOME	**$ -62,518.62**

Plum Island Grille
Balance Sheet - unaudited
For the period ended 12/31/17

	Current Period
	31-Dec-17
ASSETS	
Current Assets:	
Checking/Savings	
NS Bank	$ 10.00
Checking Acct	2,503.32
Total Current Assets	2,513.32
Fixed Assets:	
Property & Equipment	
Land & Buildings	574,425.00
Accumulated Depreciation - Buildings	(228,562.56)
Total Fixed Assets	**345,862.44**
Other Assets:	
Accumulated Amortizable Closing Cost	(15,152.85)
Amortizable Closing Cost	31,045.00
Due from Plum Island Grille	219,002.12
Total Other Assets	**234,894.27**
TOTAL ASSETS	$ **583,270.03**
LIABILITIES	
Current Liabilities:	
Rent Payable	$ 9,960.00
Due to Owner 2	2,842.64
Total Current Liabilities	**12,802.64**
Long-Term Liabilities:	
2014 Mortgage	604,777.01
N/P Owner 3	21,064.03
Total Long-Term Liabilities	**625,841.04**
TOTAL LIABILITIES	**638,643.68**
EQUITY	
Paid in Capital	-

Owner 2		(3,305.75)
Owner 1		16,850.19
Retained Earnings		(54,897.64)
Net Income		(14,020.45)
		(55,373.65)
TOTAL LIABILITIES & EQUITY	$	**583,270.03**
Balance Sheet Check		-

I, <u>Francis Broadbery</u>, certify that:

1. The financial statements of Plum Island Grille included in this Form are true and complete in all material respects; and
2. The tax return information of Plum Island Grille included in this Form reflects accurately the information reported on the tax return for Plum Island Grille for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature
DocuSigned by:
Francis Broadbery
C50009074C1743C...

Name: Francis Broadbery

Title: Owner / GM / Chef